Notice to The Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

02034910

02 JUL -7

Ref.:
Erik Thuestad, AVP Investor Relations, Tel.: +47 22544425
Ellen Ronæss, Shareholder Service, Tel.: +47 22544430

Date: 09.11.2001

SUPPL

ORK – Trade subject to notification

Thor Arild Bolstad, Deputy Member of the Board of Orkla ASA elected by employees, has on the 08.11.2001 sold 148 Orkla shares at NOK 140. After the transaction his shareholding consists of 0 shares.

PROCESSED
JUN 19 2002
THOMSON FINANCIAL

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